Exhibit 1.01

Conflict Minerals Report for the Reporting Period from January 1, 2014 through December 31, 2014

1.	Introduction

This Conflict Minerals Report (this “CMR”) has been prepared by EnerNOC, Inc. (“EnerNOC” or the “Company”) for the year ended December 31, 2014 (the “Reporting Period”), and is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations when an SEC registrant manufactures or contracts to manufacture products, and the minerals specified in the Rule are necessary to the functionality or production of their products. Conflict minerals are defined in the Rule as cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are limited to tin, tantalum and tungsten, no matter where they may originate (“conflict minerals”). The “Covered Countries,” for the purposes of the Rule and this Report, are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Based on a reasonable country of origin inquiry (“RCOI”) conducted for the Reporting Period, the Company could not determine the country of origin of the conflict minerals in its supply chain. Therefore, the Company performed due diligence on the source and chain of custody of the conflict minerals, as discussed below.

The information included in this CMR reflects the activities of the Company and its consolidated entities for the Reporting Period and does not include the activities of variable interest entities that are not required to be consolidated.

This CMR is available on the Company’s website at http://investor.enernoc.com/sec.cfm.

2.	The Company’s Products Covered by this CMR

EnerNOC is a leading provider of energy intelligence software (“EIS”) and related solutions. The deployment of the Company’s EIS and related solutions may include the installation and sale of its proprietary advanced metering equipment, including eight smart-grid gateway devices and wireless machine-to-machine controls that allow EnerNOC and its customers to monitor, report on, and control energy consumption in near real-time. This CMR relates to products: (i) for which conflict minerals are necessary to their functionality or production; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) of which the manufacture was completed during the Reporting Period (the “Covered Products”). For the Reporting Period, the Company identified the following as Covered Products: eight smart-grid gateway devices and wireless machine-to-machine controls.

3.	Inherent Limitations on Due Diligence Measures

EnerNOC does not make purchases of raw ore or unrefined conflict minerals and makes no direct purchases in the Covered Countries. In most cases, EnerNOC purchases modules and assemblies that make up the Covered Products, and the individual components, which are specified by EnerNOC, are purchased by the Company’s contract manufacturers. The Company’s supply chain with respect to the

Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of conflict minerals. Accordingly, EnerNOC relies primarily on its contract manufacturers and other suppliers to make inquiries through the tiers of the supply chain to provide information regarding the origin of the conflict minerals contained in components and materials included in the Covered Products. As a result of the Company’s position as a downstream company within the supply chain in relation to the actual extraction and transportation of minerals, its ability to verify the accuracy or completeness of information reported by suppliers through the EICC-GeSI Conflict Minerals Reporting Template (the “Template”) is limited. The information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. Accordingly, the Company can provide only reasonable, not absolute, assurance regarding the source and chain of custody of conflict minerals in the Covered Products for the Reporting Period.

4.	The Company’s Reasonable Country-of-Origin Inquiry

EnerNOC has conducted a good faith RCOI that was reasonably designed to determine whether any of the conflict minerals in the Covered Products originated in the Covered Countries or may be from recycled or scrap sources.

Using the Company’s bills-of-materials (“BOM”) database, the Company compiled for the Reporting Period a comprehensive inventory of 465 related components contained in the Covered Products that do or may contain conflict minerals, as well as a list of 68 suppliers of those components. This information was used to organize, track and maintain the collection and analysis of its conflict minerals-related data in a centralized location to assist in the conduct of further due diligence on the source and chain of custody of the conflict minerals contained in the Covered Products. To conduct its RCOI, EnerNOC reviewed its BOM database, examining specifications and other attributes to assess which components may contain conflict minerals. In addition, each line item of the Company’s product BOMs was reviewed against the data provided by EnerNOC’s suppliers and an independent third-party electronic components database vendor engaged by the Company (the “CM Vendor”), to identify the relevant suppliers at the component level in an effort to determine the country of origin of the conflict minerals in the Covered Products. Based on the RCOI, the Company was unable to determine the specific country of origin of any of the conflict minerals in the Covered Products as the reports list all the smelters (from multiple countries) for all products at an aggregated (e.g., company) level. As a result, the Company performed due diligence, as explained below, to determine whether the conflict minerals it purchased directly or indirectly financed or benefitted armed groups in the Covered Countries.

5.	Design of Due Diligence

EnerNOC’s due diligence process has been designed to conform, in all material respects, to the framework developed by The Organisation of Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (“OECD Guidance”), consistent with its position as a downstream company.

6.	Description of Due Diligence Measures

EnerNOC has performed supply chain due diligence on the source and chain of custody of the conflict minerals that were included in the Covered Products the manufacture of which was completed during the Reporting Period, including the following five steps:

A.	Establish Strong Company Management Systems

•	Conflict Minerals Policy. The Company has adopted a conflict minerals policy statement (the “Policy”), which confirms that the Company supports the humanitarian goal of ending the violence and human rights violations related to the mining of conflict minerals from the Covered Countries. Specifically, the Policy provides that in order to ensure compliance with the Rule and related reporting requirements, the Company requests its vendors and suppliers to undertake reasonable supply chain due diligence to identify the source of conflict minerals in order to verify and promote the use of mines that are outside the Covered Countries or smelters that have been certified by an independent third-party audit as “conflict free.”

The Policy also outlines the Company’s expectations that its suppliers provide timely, written documentation indicating the origin of the raw materials used in the components and products supplied to EnerNOC, and provide assurances that the base materials used in the products that they build are responsibly sourced.

The Policy is available on the Company’s website at: http://investor.enernoc.com/sec.cfm.

•	Conflict Minerals Team. The Company organized a conflict minerals management team (“CMMT”), consisting of one member from each of the Company’s legal, regulatory compliance, supply chain, manufacturing, and vendor management functions, which reports to the Company’s Risk Management Committee at least once per quarter. The CMMT is responsible for conflict minerals policy considerations, conflict minerals controls, the conflict minerals risk assessment and other matters related to responsible conflict minerals supply chain management that are consistent with the Company’s size, nature of its EIS and related solutions and position as a downstream purchaser.

•	System of Controls and Transparency. The Company developed a Conflict Minerals Compliance Program (the “Program”), an internal management system to monitor the reasonable and timely administration of its conflict minerals-related activities. The Program provided for development of a Program charter and the performance of the following controls and procedures:

1.	The reasonable identification and engagement of applicable suppliers, contract manufacturers, and identification of relevant components within EnerNOC’s supply chain;

2.	The collection of commercially available information, including information related to any “red flag locations of mineral origin and transit” (i.e., the countries of origin, transport and transit);

3.	The collection, storage and maintenance of applicable records to support the Program for a minimum of five years;

4.	The support of digital information sharing wherever practical and appropriate among EnerNOC’s suppliers and contract manufacturers; and

5.	The support of a grievance process consistent with the Policy.

The Company expects to continue to revise and improve its management systems as appropriate.

•	Engagement with Suppliers. During the Reporting Period, the Company continued to share its Policy with its suppliers and contract manufacturers. In addition, the Company requested copies of its contract manufacturers conflict minerals policies, and requested the use of conflict free materials from the items they source on our behalf.

•	Grievance Mechanism. EnerNOC has available an internal and external grievance mechanism for Conflict Minerals as indicated on the Company’s Policy, including an email address and toll-free Hotline.

B.	Identify and Assess Risks in the Supply Chain

To identify and assess risks in its supply chain, the Company again followed the steps set forth below.

•	Identification of Smelters and Refiners. Using the inventory of components and suppliers of those components developed in connection with the Company’s RCOI, the CM Vendor and the Company distributed to all of the identified suppliers and vendors the Template available from the Conflict-Free Sourcing Initiative (“CFSI”), for the purpose of facilitating the communication of supply chain information regarding the use and origin of conflict minerals in the Covered Products. The Company relied on the completed Templates to help identify the smelters and refiners in its supply chain and, where available, the country of origin of the conflict minerals. The CM Vendor also provided to the Company various supplier certifications, policies and other supplier documentation to assist in the due diligence.

The CM Vendor and the Company reviewed the Templates and, where available and appropriate, certifications, policies and other supplier documentation. To ensure that the Templates remained up to date, the CM Vendor furnished follow-up survey questionnaires to identified suppliers approximately every six months. As of April 15, 2015, EnerNOC had received from either its CM Vendor or directly from suppliers completed Templates for approximately 82% of the Company’s 68 applicable suppliers of components and materials for the Covered Products.

EnerNOC’s review of the completed Templates provided for the Reporting Period included a multi-step decision tree based on the supplier’s responses to questions, as well as efforts to identify the applicable smelter or refiner. In addition, the Company examined each Template to assess the reasonableness of the representations and to evaluate the significance of any inconsistencies. The Company’s review is ongoing.

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Risk Assessment. To the extent that, based on data provided by its suppliers, the Company was able to identify smelters and refiners that might be in the Company’s supply chain, the Company took steps to validate the smelter’s or refiner’s conflict-free status to the extent practicable. In particular, the Company utilized information provided by the Department of Commerce’s International Trade Administration’s (ITA) list of “all known conflict mineral processing facilities worldwide” to verify whether the identified smelter or refiner was actually a smelter or refiner. The Company also examined the Conflict-Free Smelter Program (“CFSP”) database developed by the CFSI, which included a list of smelters and refiners that an independent third-party audit has confirmed have systems in place that comply with the CFSP’s assessment protocols to ensure sourcing of only conflict-free minerals. Based on that analysis, the Company was unable to confirm that all the suppliers sourced from refiners or smelters validated by the CFSP. As a result of the additional due diligence, the Company determined that the information provided by seven vendors (responsible for 73 of EnerNOC’s 465 components) that indicated that the conflict minerals they used were processed through validated smelters was inconsistent with other comparative information (i.e., the CFSP database).

C.	Design and Implement a Strategy to Respond to Identified Risks

Through its Policy, planned contract provisions, and individual follow-up with suppliers, the Company is and will continue taking steps to encourage its suppliers to source from validated smelters. Where possible, the Company will select contract manufacturers based on their ability to utilize only conflict free minerals. The Company has also developed a strategy for addressing the risk of unresponsive suppliers that do not source from validated smelters, including reporting to management and potentially disengaging from the supplier and seeking new sources through the supply chain. Any action to be taken by the Company will depend on certain factors, including the availability of reasonable alternatives and replacement cost.

D.	Carry Out Independent Third-Party Audit of Smelters’ and Refiners’ Due Diligence Practices

As discussed above, the Company does not have any direct relationships with smelters or refiners that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain. As an alternative, the Company has relied on audit results and information collected and provided by independent third-party audit programs, such as CFSP.

E.	Report Annually on Supply Chain Due Diligence

The Company expects to report annually, as required by the Rule, and has posted this Report on its website.

7.	Risk Mitigation and Future Due Diligence Efforts

EnerNOC expects to continue to perform due diligence on the source and chain of custody of the conflict minerals contained in the Covered Products. The CM Vendor has been, and will continue to be, issuing follow-up survey questionnaires to identified suppliers on a periodic basis to fill data gaps. In addition, in those instances where the CM Vendor did not have the Company’s component or supplier in its database, EnerNOC intends to continue to pursue the information directly from these suppliers. EnerNOC also anticipates continuing to utilize additional outside resources, including data provided by the Department of Commerce and CFSI, to help determine and verify additional smelter and refinery, country-of-origin and mine location information.

Other steps the Company expects to take over time include the following:

•	Reviewing the Company’s hardware BOMs on a regular basis to reduce, to the extent practicable, the use of components that are not reported as conflict free;

•	Tracking and monitoring industry best practices to enable the Company to refine and improve its supplier management consistent with the OECD Guidance and the Company’s Policy;

•	Continuing to enhance supplier communication to improve due diligence data accuracy and completion; and

•	Encouraging suppliers to implement responsible sourcing and to request that they encourage smelters and refiners in the supply chain to obtain a “conflict-free” designation from a recognized independent third-party auditor, such as through the CFSP.

8.	Results of Due Diligence

Because the information currently provided by suppliers was not sufficiently granular or complete, the Company was not able to identify the smelters or refiners in its supply chain and did not have reasonable assurance regarding which smelters were used for components in the Covered Products or the applicable countries of origin or mine location. As a result, the Company has not identified smelters or refiners used for components in the Covered Products. Further, the Company has been unable to reasonably determine whether or not the conflict minerals in the Covered Products either originated in the Covered Countries or came from recycled or scrap sources, or whether they were used directly or indirectly to finance or benefit armed groups in the Covered Countries.

Cautionary Note on Forward-Looking Statements

Forward-looking statements in this CMR are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended and other federal securities laws. Investors are cautioned that statements in this CMR that are not strictly historical statements, including without limitation, the Company’s intentions and expectations regarding further supplier engagement and risk mitigation efforts and strategy, constitute forward-looking statements that involve risks and uncertainties. Actual results could differ materially from the forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others.